Exhibit 99.2

NQ MOBILE Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: NQ)

________

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 18, 2017

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of NQ Mobile Inc. (the “Company”) will be held at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 30/F, China World Office 2, No. 1 Jian Guo Men Wai Avenue, Chaoyang District, Beijing 100004, the People’s Republic of China on December 18, 2017 at 10 a.m. (Beijing time), and at any adjourned or postponed meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 1, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.nq.com, or by contacting NQ Mobile Inc. at investors@nq.com, or by writing to NQ Mobile Inc. at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China, telephone: +86 10 6452 2017.

By Order of the Board of Directors,

/s/ Vincent Wenyong Shi
Vincent Wenyong Shi
Chairman of the Board of Directors

Beijing, December 6, 2017